UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                   MARRIOTT RESIDENCE INN II LIMITED PARTNERSHIP
                                (Name of Issuer)

                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    571641208
                                 (CUSIP Number)

                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                         1 of 10

CUSIP No. 571641208


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Madison Avenue Investment Partners, LLC

     13-3959673


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)


3.   SEC Use Only


4.   Citizenship or Place of Organization
     Delaware

--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power                       0
Units
Beneficially
Owned by            6.   Shared Voting Power              5,604.75
Each
Reporting
Person With         7.   Sole Dispositive Power                  0


                    8.   Shared Dispositive Power         5,604.75
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person     5,604.75


10.  Check if the Aggregate Amount in Row (9) Excludes Certain Units (See
     Instructions)..................................


11.  Percent of Class Represented by Amount in Row (9)    8.0%


12.  Type of Reporting Person (See Instructions)    OO*

*The Reporting Person is a limited liability company.



                                                                         2 of 10

CUSIP No.  571641208


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     The Harmony Group II, LLC

     13-3959664


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)


3.   SEC Use Only


4.   Citizenship or Place of Organization
     Delaware

--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power                       0
Units
Beneficially
Owned by            6.   Shared Voting Power              5,604.75
Each
Reporting
Person With         7.   Sole Dispositive Power                  0


                    8.   Shared Dispositive Power         5,604.75
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person     5,604.75


10.  Check if the Aggregate Amount in Row (9) Excludes Certain Units (See
     Instructions)..................................


11.  Percent of Class Represented by Amount in Row (9)    8.0%


12.  Type of Reporting Person (See Instructions)    OO*

*The Reporting Person is a limited liability company.





                                                                         3 of 10

CUSIP No. 571641208


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     First Equity Realty, LLC

     13-3827931


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)


3.   SEC Use Only


4.   Citizenship or Place of Organization
     New York

--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power                       0
Units
Beneficially
Owned by            6.   Shared Voting Power              5,604.75
Each
Reporting
Person With         7.   Sole Dispositive Power                  0


                    8.   Shared Dispositive Power         5,604.75
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person     5,604.75


10.  Check if the Aggregate Amount in Row (9) Excludes Certain Units (See
     Instructions)..................................


11.  Percent of Class Represented by Amount in Row (9)    8.0%


12.  Type of Reporting Person (See Instructions)    OO*

*The Reporting Person is a limited liability company.





                                                                         4 of 10

CUSIP No. 571641208


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Bryan E. Gordon



2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)


3.   SEC Use Only


4.   Citizenship or Place of Organization
     United States of America

--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power                       0
Units
Beneficially
Owned by            6.   Shared Voting Power              5,604.75
Each
Reporting
Person With         7.   Sole Dispositive Power                  0


                    8.   Shared Dispositive Power         5,604.75
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person     5,604.75


10.  Check if the Aggregate Amount in Row (9) Excludes Certain Units (See
     Instructions)..................................


11.  Percent of Class Represented by Amount in Row (9)    8.0%


12.  Type of Reporting Person (See Instructions)    IN






                                                                         5 of 10

CUSIP No. 571641208


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Ronald M. Dickerman



2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)


3.   SEC Use Only


4.   Citizenship or Place of Organization
     United States of America

--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power                       0
Units
Beneficially
Owned by            6.   Shared Voting Power              5,604.75
Each
Reporting
Person With         7.   Sole Dispositive Power                  0


                    8.   Shared Dispositive Power         5,604.75
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person     5,604.75


10.  Check if the Aggregate Amount in Row (9) Excludes Certain Units (See
     Instructions)..................................


11.  Percent of Class Represented by Amount in Row (9)    8.0%


12.  Type of Reporting Person (See Instructions)    IN






                                                                         6 of 10

Item 1.

        (a) Name of Issuer
            Marriott Residence Inn Limited Partnership

        (b) Address of Issuer's Principal Executive Offices
            10400 Fernwood Road
            Bethesda, Maryland 20817

Item 2.
        (a) Names of Persons Filing

        The names of the persons filing this Schedule 13G are Madison Avenue Investment Partners, LLC, a Delaware limited liability company ("MAIP"), First Equity Realty, LLC, a New York limited liability company ("First Equity"), The Harmony Group II, LLC, a Delaware limited liability company ("Harmony"), Ronald
M. Dickerman and Bryan E. Gordon (collectively, the "Reporting Persons"). MAIP is the controlling person of various entities which are the nominee owners of, or the successors by merger to the assets of nominee owners of, Units of Limited Partnership Interest (the "Units") of the Issuer. These nominees are Madison/WP Value Fund IV, LLC, a Delaware limited liability company; Madison Liquidity Investors 117, LLC-WPIV, a Delaware limited liability company; Madison/WP Value Fund VI, LLC, a Delaware limited liability company; Madison Liquidity Investors 117, LLC-WPVI a Delaware limited liability company; and Madison Liquidity Investors, a Delaware general partnership.

        The controlling members of MAIP are First Equity, of which Mr. Dickerman is the Managing Member, and Harmony, of which Mr. Gordon is the Managing Member.

        The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k).

        (b) Address of Principal Business Office or, if none, Residence

        The business address of each of the Reporting Persons except First Equity and Mr. Dickerman is P.O. Box 7533, Incline Village, Nevada 89452. The business address of First Equity and Mr. Dickerman is 555 Fifth Avenue, 9th Floor, New York, New York 10017.

        (c) Citizenship

        See Item 2(A) above. Each of Mr. Dickerman and Mr. Gordon is a citizen of the United States of America.

        (d)   Title of Class of Securities

              Units of limited partnership interests.

        (e) CUSIP Number
            571641208

                                                                         7 of 10

Item 3. If this statement is filed pursuant to 17 C.F.R.ss.240.13d-1(b) or 17 C.F.R.ss.240.13d-2(b) or (c), check whether the person filing is a: Not applicable.



        (a)  [   ] Broker or dealer registered under section 15 of the Act
                  (15 U.S.C.ss. 78o).
        (b)  [   ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.ss.
                  78c).
        (c)  [   ] Insurance company as defined in section 3(a)(19) of the Act
                  (15 U.S.C.ss. 78c).
        (d)  [   ] Investment company registered under section 8 of the
                  Investment Company Act of 1940 (15 U.S.C.ss.80a-8).
        (e)  [   ] An investment adviser in accordance with 17 C.F.R.ss.
                   240.13d-1(b)(1)(ii)(E);
        (f)  [   ] An employee benefit plan or endowment fund in accordance with
                   17 C.F.R. ss.240.13d-1(b)(1)(ii)(F);
        (g)  [   ] A parent holding company or control person in accordance with 17 C.F.R. ss. 240.13d-1(b)(1)(ii)(G);
        (h)  [   ] A savings associations as defined in Section 3(b) of the
                   Federal Deposit Insurance Act (12 U.S.C. ss. 1813);
        (i)  [   ] A church plan that is excluded from the definition of
                   an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
        (j)  [   ] Group, in accordance with 17 C.F.R.ss.240.13d-1(b)(1)(ii)(J).

Item 4.    Ownership.

           As of December 31, 2001, the Reporting Persons beneficially owned an aggregate of 5,604.75 Units. This represents beneficial ownership of approximately 8.0%% of the issued and outstanding Units. In the aggregate, the Reporting Persons have:

           (i)   Sole power to vote or to direct the vote of 5,604.75 Units;
           (ii)  Shared power to vote or to direct the vote of 5,604.75 Units;
           (iii) Sole power to dispose or to direct the disposition of 5,604.75 Units; and
           (iv)  Shared power to dispose or to direct the disposition of:
                 5,604.75 Units.

           Individual beneficial ownership for each Reporting Person is listed on the cover pages.

Item 5.    Ownership of Five Percent or Less of a Class

            Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. See Item 2(A) above.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            See Item 2(A) above.

Item 8.    Identification and Classification of Members of the Group

                                                                         8 of 10

            Not applicable.

Item 9.    Notice of Dissolution of Group

           Not applicable.

Item 10.   Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k), this Schedule 13G is filed jointly on behalf of each of MAIP, Harmony, First Equity, Bryan E. Gordon and Ronald M. Dickerman.

Dated as of:  February 14, 2002


MADISON AVENUE INVESTMENT
PARTNERS, LLC
By:   The Harmony Group II, LLC
      Its Managing Member


By:      /s/ Bryan E. Gordon
   -----------------------------------------
     Bryan E. Gordon, Managing Director


FIRST EQUITY REALTY, LLC                     THE HARMONY GROUP II, LLC


By:      /s/ Ronald M. Dickerman              By:      /s/ Bryan E. Gordon
   ---------------------------------             -------------------------------
     Ronald M. Dickerman, Managing Director   Bryan E. Gordon, Managing Director


   /s/ Ronald M. Dickerman                       /s/ Bryan E. Gordon
------------------------------------          ----------------------------------
Ronald M. Dickerman                                    Bryan E. Gordon